Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
ENDRA LIFE SCIENCES INC.

ENDRA LIFE SCIENCES INC., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1. The Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of ARTICLE FOURTH thereof in its entirety and replacing it with the following:

“FOURTH: The total number of shares of stock that the Corporation shall have authority to issue shall be 90,000,000 shares, consisting of 80,000,000 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), and 10,000,000 shares of Preferred Stock, par value $0.0001 per share (the “Preferred Stock”). Subject to the rights of the holders of any series of Preferred Stock then outstanding, the number of authorized shares of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, ENDRA LIFE SCIENCES INC. has caused this Certificate to be executed by its duly authorized officer on this 17th day of June 2020.

By:	/s/ Francois Michelon
Name:	Francois Michelon
Title:	Chief Executive Officer